File No. 70-10152

As filed with the Securities and Exchange Commission on September 30, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

FORM U-1
APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Xcel Energy Inc.

800 Nicollet Mall
Minneapolis, Minnesota 55402

NRG Energy, Inc.

901 Marquette Avenue
Suite 2300
Minneapolis, MN 55402-3265

NRG Power Marketing, Inc.

c/o NRG Energy, Inc.
901 Marquette Avenue
Suite 2300
Minneapolis, MN 55402-3265

(Name of company filing this statement and address of principal executive offices)

Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, Minnesota 55402

(Name of top registered holding company parent)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Gary R. Johnson Vice President and General Counsel Xcel Energy 800 Nicollet Mall Minneapolis, Minnesota 55402 Phone: 612-215-4505 Fax: 612-215-4501	Scott J. Davido NRG Energy, Inc. 901 Marquette Avenue Suite 2300 Minneapolis, MN 55402-3265 Phone: 612-373-5300 Fax: 612-373-5392

Peter D. Clarke Debra J. Schnebel Jones Day 77 West Wacker, Suite 3500 Chicago, Illinois 60601-1692 Phone: 312-782-3939 Fax: 312-782-7575	Mitchell F. Hertz Kirkland & Ellis 655 Fifteenth Street, N.W. Suite 1200 Washington, D.C. 20005 Phone: 202-879-5000 Fax: 202-879-5200

ITEM 1. Description of the Proposed Transaction
A. Overview
B. Outstanding Securities of NRG Applicants
C. Obligations of Xcel Energy in respect of the NRG Applicants
D. Bankruptcy Proceedings
E. Plan of Reorganization
F. Obligations of Xcel Energy under the Plan and Settlement Agreement
G. Post Reorganization Ownership Structure
H. Timing of the Transactions under the Plan is Critical
ITEM 2. Fees, Commission and Expenses
ITEM 3. Applicable Statutory Provisions
A. Requests for Authorization
B. Statutory Analysis
C. Analysis under the Act
D. Rule 54 Analysis
ITEM 4. Regulatory Approval
ITEM 5. Procedure
ITEM 6. Exhibits and Financial Statements
A. Exhibits
B. Financial Statements
ITEM 7. Information as to Environmental Effects
SIGNATURE
EX-B-1 Plan (Revised)
EX-B-2 Disclosure Statement (Revised)
EX-B-4 Form of Tax Matters Agreement
EX-B-5 Form of Employee Matters Agreement
EX-B-6 Form of Settlement Agreement
EX-B-7 Form of Release-Based Amount Agreement
EX-B-8 Form of Separate Bank Settlement Agreement
EX-I-1 Estimate of Fees and Expenses of NRG
EX-I-2 Estimate of Expenses of Xcel Energy
EX-K Capitalization Table of Xcel Energy (Revised)
EX-L Credit Ratings of Xcel Energy and Utility Sub

-i-

          This Amendment No. 1 to the Application-Declaration on Form U-1, amends and restates the Application-Declaration on Form U-1 in File No. 70-10152, originally filed on July 28, 2003, with the exception that Exhibits F-1, F-2 and H which were previously filed, are not replaced.

ITEM 1.     Description of the Proposed Transaction

          Xcel Energy Inc. (“Xcel Energy”), 800 Nicollet Mall, Minneapolis, Minnesota 55402, a holding company registered pursuant to the Public Utility Holding Company Act of 1935, as amended (the “Act”), NRG Energy, Inc. (“NRG”) and NRG Power Marketing, Inc. (“NRG PMI”), each at 901 Marquette Avenue, Suite 2300, Minneapolis, MN 55402-3265 (collectively Xcel Energy, NRG and NRG PMI are referred to herein as the “Applicants” and NRG and NRG PMI are referred to herein as the “NRG Applicants”) file this application-declaration (this “Application”) seeking authorization under the Act to perform those acts and consummate those transactions contemplated as part of the solicitation of consent and implementation of a proposed plan of reorganization (the “Plan”) filed by the NRG Applicants and certain of NRG’s subsidiaries (collectively, the “Debtors”) in the bankruptcy proceedings (the “Proceedings”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) of the Debtors and certain of NRG’s other subsidiaries which are debtors in such bankruptcy proceedings.1 The Plan and the disclosure statement accompanying the Plan (the “Disclosure Statement”) are attached as Exhibits B-1 and B-2 hereto. The Debtors have continued in the management of their respective businesses and possession of their respective properties as debtors-in-possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code.

          Applicants request authorization for the solicitation regarding the Plan pursuant to Section 11(g) of the Act, and authorization under Section 12(e) to solicit consents and approvals from the holders of the securities of the Debtors. Applicants also request approval of the Plan pursuant to Section 11(f) of the Act, together with such ancillary and related authorizations as are necessary to implement the Plan, as more fully described below in Item 3.

A.	Overview

          1.     Identification of Entities

     Xcel Energy is a holding company registered under the Act which holds the securities of six public utility companies that serve electric and/or natural gas customers in twelve states. These six utility subsidiaries (collectively, the “Utility Subsidiaries”) are Northern

[1]	Certain of the Debtors (i.e., NRG Capital LLC (“NRG Capital”), NRG Finance Company I LLC (“NRG FinCo”) and NRGenerating Holdings (No. 23) B.V. (“NRGenerating”)) which are party to the Plan are not applicants in this matter, since such Debtors are exempt from the requirement for Commission approval pursuant to Rule 49(c) in that each such debtor is not a public utility or a holding company and has no securities or obligations which have been guaranteed or assumed by Xcel Energy. In addition, Xcel Energy has indemnified various sureties which issued bonds on behalf of Dunkirk Power LLC and Huntley Power LLC, which are debtors in the Proceedings. Nonetheless, Dunkirk Power LLC and Huntley Power LLC are not applicants in this matter, since neither of such debtors are party to the Plan.

States Power Company, a Minnesota corporation (“NSP-M”); Northern States Power Company, a Wisconsin corporation; Public Service Company of Colorado; Southwestern Public Service Company; Black Mountain Gas Company; and Cheyenne Light, Fuel and Power Company. Their service territories include portions of Arizona, Colorado, Kansas, Michigan, Minnesota, New Mexico, North Dakota, Oklahoma, South Dakota, Texas, Wisconsin and Wyoming. As previously announced publicly, Xcel Energy has entered into a contract to sell Black Mountain Gas Company, which sale is subject to approval by the Commission under the Act.

          Xcel Energy also engages through subsidiaries in various other energy-related and non-utility businesses (collectively, the “Non-Utility Subsidiaries”). The Non-Utility Subsidiaries that are directly or indirectly owned by Xcel Energy include: NRG; Seren Innovations, Inc., a provider of cable, telephone and high-speed internet access systems and an exempt telecommunications company under Section 34 of the Act; e prime, inc., a marketer of electricity and natural gas; and Eloigne Company, an investor in projects that qualify for low-income housing tax credits.

          As of June 30, 2003, Xcel Energy’s consolidated capitalization (including minority interest) was approximately $11.25 billion, comprised of 39.0% common stock equity, 3.6% preferred stock and preferred securities, and 57.4% debt.

          2.     History of NRG

          NRG, together with its majority-owned subsidiaries and affiliates, is an energy company primarily engaged in the ownership and operation of power generation facilities and the sale of energy, capacity and related products in the United States and internationally.

          On June 5, 2000, NRG completed its initial public offering. Prior to its initial public offering, NRG was a wholly-owned subsidiary of Northern States Power Company (“NSP”), a predecessor company of Xcel Energy.2 In March 2001, NRG completed a second public offering of 18.4 million shares of its common stock. Following this offering, Xcel Energy owned, indirectly through its subsidiary Xcel Energy Wholesale Group Inc. (“Xcel Wholesale”), a 74% interest in NRG’s common stock and class A common stock, representing 96.7% of the total voting power of NRG’s common stock and class A common stock. On June 3, 2002, Xcel 2 In August 2000, NSP merged with New Century Energies, Inc. to form Xcel Energy. Energy, through Xcel Wholesale, purchased through an exchange offer the 26 percent of NRG common stock held by the public.

          Beginning in early 1990’s, NRG pursued a strategy of growth through acquisitions. Starting in 2000, NRG added the development of new construction projects to this strategy. This strategy required significant capital, much of which was satisfied primarily with third party debt. As of December 31, 2002, NRG had approximately $9.4 billion of debt on its balance sheet at the corporate and project levels, comprising approximately $4.0 billion of corporate debt and $5.4 billion of consolidated project debt (including the debt at NRG Finance Company I LLC (“NRGFinCo”)). Due to a number of reasons, including the overall downturn in the energy industry, NRG’s financial condition deteriorated significantly.

[2]	In August 2000, NSP merged with New Century Energies, Inc. to form Xcel Energy.

          In December 2001, Moody’s placed NRG’s long-term senior unsecured debt rating on review for possible downgrade. In response, Xcel Energy and NRG put into effect a plan to preserve NRG’s investment grade rating and improve its financial condition. This plan included financial support to NRG from Xcel Energy; marketing certain NRG assets for sale; canceling and deferring capital spending; and reducing corporate expenses. During 2002, Xcel Energy contributed $500 million to NRG, and NRG and its subsidiaries sold assets and businesses that provided NRG in excess of $286 million in cash and eliminated approximately $432 million in debt. NRG also cancelled or deferred construction of approximately 3,900 MW of new generation projects.

          On July 26, 2002, S&P downgraded NRG’s senior unsecured bonds to below investment grade, and three days later Moody’s also downgraded NRG’s senior unsecured debt rating to below investment grade. Since July 2002, NRG’s senior unsecured debt was downgraded multiple times. After NRG failed to make payments due under certain unsecured bond obligations on September 16, 2002, both Moody’s and S&P lowered their ratings on NRG’s unsecured bonds once again. Currently, NRG’s unsecured bonds are rated between CCC and D at S&P and between Ca and C at Moody’s, depending on the specific debt issue.

          As a result of the downgrades of NRG’s credit ratings, declining power prices, increasing fuel prices, the overall down-turn in the energy industry and the overall down-turn in the economy, NRG has experienced severe financial difficulties. These difficulties have caused NRG to, among other things, miss scheduled principal and interest payments due to its corporate lenders and bondholders, be required to prepay for fuel and other related delivery and transportation services and provide performance collateral in certain instances. NRG has also recorded asset impairment charges of approximately $3.1 billion related to various operating projects, as well as projects that were under construction which NRG has stopped funding.

          NRG and its subsidiaries have failed to make payments of interest and/or principal on indebtedness outstanding. These missed payments may have also resulted in cross-defaults of numerous other non-recourse and limited recourse debt instruments of NRG. In addition, certain indebtedness of the Debtors had been accelerated, rendering the debt immediately due and payable, including: on November 6, 2002, lenders accelerated approximately $1.1 billion of debt under the construction revolver facility to NRGFinCo; and on February 27, 2003, ABN Amro Bank N.V., as administrative agent, accelerated the approximately $1.0 billion corporate revolver credit facility of NRG. In addition to the missed payments, NRG has failed to fund certain obligations related to the NRG FinCo projects and has failed to post collateral requirements due under the equity support agreement.

          Many corporate guarantees and commitments of NRG and its subsidiaries required that they be supported or replaced with letters of credit or cash collateral within 5 to 30 days of a ratings downgrade below Baa3 or BBB- by Moody’s or S&P, respectively. As a result of the downgrades on July 26 and July 29, 2002, NRG received demands to post collateral aggregating approximately $1.2 billion.

          In August 2002, NRG retained financial and legal restructuring advisors to assist its management in the preparation of a comprehensive financial and operational restructuring. NRG and its advisors met regularly to discuss restructuring issues with an ad hoc committee of its noteholders and a steering committee of its bank lenders (the “Ad Hoc Creditors

Committees”). While these discussions were in progress, NRG’s unsecured bank lenders and noteholders refrained from exercising remedies against NRG and many project lenders also granted forbearance.

          On March 26, 2003, Xcel Energy announced that its board of directors had approved a tentative settlement with holders of most of NRG’s long-term notes and the steering committee representing NRG’s bank lenders. Following the announcement of the tentative settlement with Xcel Energy, NRG entered into comprehensive negotiations with members of its major creditor constituencies to conclude all of the relevant terms and conditions of a comprehensive plan of reorganization. The overriding goals of these discussions were to minimize the disruption to NRG and its affiliates upon the commencement of the chapter 11 cases and to expedite the ultimate completion of the cases.

          3.     NRG PMI

          NRG PMI is the energy marketing subsidiary of NRG. NRG PMI provides a full range of energy management services for NRG’s generation facilities in its Eastern and Central regions. These services are provided under bilateral contracts or agency agreements pursuant to which NRG PMI manages the sale and purchase of energy, capacity and ancillary services, procures the fuel (coal, oil and natural gas) and associated transportation and manages the emission allowance credits for these facilities. Since July 2002, NRG PMI has focused primarily on procuring fuel for, and marketing power from, NRG’s North American generation facilities in the spot and short-term markets, as well as limited power marketing activities for its own account.

          4.     Involvement of Xcel Energy

          At various times, NRG and Xcel Energy were parties to certain agreements and arrangements with one another, including, but not limited to:

* a Support and Capital Subscription Agreement (the “Support Agreement”), dated May 29, 2002, under which Xcel Energy agreed to provide up to $300 million to NRG under certain circumstances; and

* a Tax Allocation Agreement (the “Tax Allocation Agreement”), dated as of December 29, 2000, which provided for all eligible affiliated corporations to join with Xcel Energy in the filing of consolidated federal income tax returns, and also set forth procedures for allocating tax benefits among the parties.

In addition, NRG and Xcel Energy Services Inc. were party to a Service Agreement (the “Service Agreement”) approved by the Commission pursuant to which Xcel Energy Services Inc. provided certain administrative services, including benefits administration, engineering support, accounting, and other corporate services, to NRG and its subsidiaries. NRG and its subsidiaries had also entered into certain other intercompany agreements with companies in the Xcel Energy system relating to various operations of the NRG entities.

     In addition to the foregoing intercompany agreements, Xcel Energy entered into certain third-party agreements for the benefit of NRG, including but not limited to the issuance of guaranties to trading counterparties of NRG PMI as credit support for trading transactions of NRG PMI (the “Guaranties”). The outstanding face amount of such Guaranties as of June 30, 2003 was approximately $226 million. Since then, approximately $71 million (face amount) of Guaranties have expired and/or terminated without any anticipated residual liabilities. Xcel Energy has made payments of $26.6 million to settle obligations under Guaranties with a face amount of $47 million. These payments are a liability of NRG under the Settlement Agreement. As of July 31, 2003, there were $108 million (face amount) of Guaranties outstanding. The Applicants anticipate that the outstanding Guaranties will result in minimal, if any, liability or payment obligation, based on, among other things, (i) current mark-to-market values of the contracts which the Guaranties secure, which are positive to NRG; and (ii) prepayments by NRG to certain vendors which result in no risk of liability under the Guaranties.

          Upon the commencement of the restructuring process, NRG and the Ad Hoc Creditors Committees each conducted investigations into NRG’s transactions with Xcel Energy, as well the overall relationship between Xcel Energy and NRG. As a part of this investigation, the parties focused primarily on the following:

* Support Agreement Obligations. NRG and the Ad Hoc Creditors Committees alleged that Xcel Energy was obligated to make a $300 million contribution to NRG pursuant to the Support Agreement. In making this allegation, the parties relied on a series of documents dated September 13, 2002 in which Xcel Energy acknowledged and agreed that “...due and proper demand for a drawing of $300,000,000 under the (Support Agreement) is deemed to have been made by the (Bank Group) Agents on behalf of NRG ....”

* Tax Matters. NRG and certain of its subsidiaries were members of the Xcel Energy affiliated group for federal income tax purposes until the March 2001 public offering of NRG shares. Until that time, NRG and its subsidiaries were also party to the Tax Allocation Agreement. NRG and certain subsidiaries became re-affiliated with Xcel Energy in June 2002, when Xcel Energy reacquired the public shares of NRG, but Xcel Energy took no steps to re-include NRG or its subsidiaries in Xcel Energy’s consolidated federal income tax returns.

* Service Agreement Claims. NRG and the Ad Hoc Creditors Committees alleged that Xcel Energy charged NRG $30 million, which was paid by NRG to Xcel Energy, for corporate services that NRG did not need or did not use for the period from 2000 to 2002. NRG did not sign the Service Agreement until 2002, when Xcel Energy reacquired all of NRG’s common stock, and the Service Agreement was signed by NRG’s president, who was also an officer of Xcel Energy. Immediately after executing the Service Agreement, NRG paid the $30 million to Xcel Energy.

* Other Claims. NRG also reviewed the course of conduct and dealings between NRG and Xcel Energy to determine the existence of, among other things, any potential claims against Xcel Energy for fraudulent transfers, breaches of fiduciary duty, illegal dividends paid by NRG to Xcel Energy, any veil piercing or alter ego claims, unjust enrichment, fraud, misrepresentation, and violations of state or federal securities laws.

          At all times during the investigation, Xcel Energy vigorously maintained that all claims being investigated and considered by NRG and the Ad Hoc Creditors Committees were without merit. In addition, during the same time period, Xcel Energy was investigating potential causes of action against NRG for, among other things, breaches of fiduciary duty, unjust enrichment, fraud, misrepresentation, and violations of state or federal securities laws. Likewise, NRG maintained at all times that any claims being advanced by Xcel Energy against it were without merit.

          Independently from the above investigations and claims, the bank lenders to NRG and NRGFinCo asserted a number of claims directly against Xcel Energy that generally were based upon (a) alleged misrepresentations under the lenders’ relevant credit documents by NRG in connection with advances made thereunder to NRG and NRG FinCo and (b) assertions that Xcel Energy was directly liable to such bank lenders for such misrepresentations. Xcel Energy maintained that such claims were without merit but, nonetheless, in connection with the settlement of the claims held by NRG described above, determined that such bank claims also should be resolved.

          As discussed above, on March 26, 2003, Xcel Energy announced that its board of directors had approved a tentative settlement agreement with NRG and the Ad Hoc Creditors Committees pursuant to which Xcel Energy would pay up to $752 million to NRG and its creditors to settle claims of NRG and its creditors against Xcel Energy (the “Xcel Contribution”). In agreeing to the settlement, Xcel Energy expressly maintained (and continues to maintain) that it was not conceding the validity of any of the claims to be released. Xcel Energy also maintained (and continues to maintain) all of its rights with respect to claims it may assert against NRG, and all of the defenses with respect to any claims that may be asserted against Xcel Energy, in the event that the settlement is not consummated.

          5.     Bankruptcy of NRG and Certain of its Subsidiaries

          On May 14, 2003 (the “Petition Date”), NRG and certain of NRG’s subsidiaries filed voluntary petitions for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. NRG’s filing included its plan of reorganization. The Plan incorporates the terms of the tentative settlement mentioned above among NRG, Xcel Energy and members of NRG’s major creditor constituencies that provides for payments by Xcel Energy to NRG and its creditors of up to $752 million. A plan support agreement (the “Plan Support Agreement”) reflecting the settlement has been signed by Xcel Energy, NRG, holders of approximately 40 percent in principal amount of NRG’s long-term notes and bonds, along with two NRG banks who serve as co-chairs of the Global Steering Committee for the NRG bank lenders. The Plan Support Agreement is filed as Exhibit B-3 to this Application and will become fully effective upon execution by holders of approximately an additional ten percent in principal amount of NRG’s long-term notes and bonds and by a majority of NRG bank lenders representing at least two-thirds in principal amount of NRG’s bank debt. Holders of NRG’s long-term notes and bonds signing the Plan Support Agreement are herein referred to as “Supporting Noteholders” and the NRG’s bank lenders signing the Plan Support Agreement are herein referred to as “Supporting Banks.” The principal terms of the Plan Support Agreement are described in Item 1.F. below.

          The Plan affects only the following debtor entities: NRG; NRG PMI; NRG FinCo; NRGenerating; and NRG Capital. NRG FinCo, NRGenerating and NRG Capital are referred to below and generally in the Plan and the Disclosure Statement as “Noncontinuing Debtor Subsidiaries”.

          The Plan does not address the reorganization of (i) NRG Northeast Generating LLC (“NRG Northeast”), Arthur Kill Power LLC, Astoria Gas Turbine Power LLC, Connecticut Jet Power LLC, Devon Power LLC, Dunkirk Power LLC, Huntley Power LLC, Middletown Power LLC, Montville Power LLC, Norwalk Power LLC, Oswego Harbor Power LLC, and Somerset Power LLC (collectively, the “Northeast Debtors”) or (ii) NRG South Central Generating LLC (“NRG South Central”), Louisiana Generating, LLC, NRG New Roads Holding LLC and Big Cajun II Unit 4 LLC (collectively, the “South Central Debtors”). The Northeast Debtors, South Central Debtors and other NRG Subsidiaries that have filed petitions under chapter 11 of the Bankruptcy Code but are not parties to the Plan are referred to as “Non-Plan Debtors”.

          NRG has decided to exclude the Non-Plan Debtors from the Plan.3 A significant factor in this decision is the settlement with Xcel Energy. Xcel Energy has conditioned its settlement on NRG’s emergence from bankruptcy by December 15, 2003. If NRG does not emerge from bankruptcy by December 15, 2003, Xcel Energy will not make the Xcel Contribution. December 15, 2003 is not an arbitrary date; a significant portion of the cash that Xcel Energy will use to fund the Xcel Contribution would be derived from a worthless stock deduction that Xcel Energy expects to recognize as a result of the loss of its investment in NRG. That loss is anticipated to arise at the time Xcel Energy’s existing NRG common stock is cancelled as part of the Plan. If the Plan becomes effective and NRG emerges from bankruptcy in 2003, Xcel Energy would expect to receive a cash refund during the first part of 2004 of taxes paid in 2001 and 2002. By contrast, if NRG emerges from bankruptcy in 2004, no refund would be received until 2005 and the refund, when received, would be significantly smaller. For this reason, Xcel Energy’s willingness to make the Xcel Contribution is conditioned on NRG emerging from bankruptcy in 2003. Given the magnitude of the potential payment from Xcel Energy, it is imperative that NRG secure Plan effectiveness by December 15, 2003.

          Given the variety of issues involving the restructuring of the Northeast Debtors and South Central Debtors, it was questionable whether NRG would be able to address the Northeast Debtors and South Central Debtors in the Plan and still emerge from bankruptcy by December 15, 2003. NRG decided that the interests of the creditors of the Debtors were best served by omitting the Northeast Debtors and South Central Debtors from the Plan. At the same

[3]	The reorganization of the Non-Plan Debtors is not a part of this proceeding. None of the Non-Plan Debtors is a public utility or a holding company. Other than Huntley Power LLC and Dunkirk Power LLC, none of the Non-Plan Debtors have any securities or obligations that have been guaranteed or assumed by Xcel Energy. Thus, pursuant to Rule 49(c), any reorganization of such Non-Plan Debtors would not be subject to the jurisdiction of the Commission. If either Huntley Power LLC or Dunkirk Power LLC seeks to reorganize under chapter 11 of the Bankruptcy Code or to solicit consents in respect thereto prior to the time that NRG, and thus such subsidiaries, cease to be subsidiaries of Xcel Energy upon implementation of the Plan, such parties will seek any necessary authorization of the Commission in a separate proceeding.

time, the decision to omit Northeast Debtors and South Central Debtors did not prejudice or harm the interests of the creditors of the Northeast Debtors and South Central Debtors.

          While NRG did make a conscious decision to omit the Northeast Debtors and South Central Debtors from the Plan, it has continued to make substantial progress towards reorganization of the Northeast Debtors and South Central Debtors since the Petition Date, particularly as it relates to the notes issued by NRG Northeast and the notes issued by NRG South Central. Certain of the holders of notes issued by NRG Northeast and holders of notes issued by NRG South Central have formed informal committees, which have in turn retained financial and legal advisors to represent the committees. NRG, the Northeast Debtors and the South Central Debtors are aggressively pursuing all viable restructuring alternatives to enable them to make an informed decision with regard to a plan of reorganization that maximizes the value of the estate of each of the Northeast Debtors and the South Central Debtors.

          While there was no final plan of reorganization for any of the Non-Plan Debtors at the early stages of the chapter 11 cases, NRG did file a plan of reorganization for the Northeast Debtors, the South Central Debtors and Berrians I Gas Turbine Power LLC (“Berrians Gas”) on September 17, 2003. Such plan provides for payment in full to the creditors of the Northeast Debtors, the South Central Debtors and Berrians Gas.4 It is the current intention of NRG to maintain the status of NRG Northeast and NRG South Central as subsidiaries of NRG.

          Furthermore, NRG intends to file either separate plans or one or more joint plans of reorganization for the other Non-Plan Debtors as soon as practicable. At this time there is no intention of dismissing the cases of any of the Non-Plan Debtors. At this time there is no intention of converting the cases of any of the Non-Plan Debtors to proceedings under chapter 7 of the Bankruptcy Code.

[4]	The plan of reorganization which is being submitted for the Northeast Debtors, the South Central Debtors and Berrians Gas provides for payment in full of their creditors. This is not inconsistent with the fact that NRG’s unsecured creditors are impaired and will not be paid in full, as reflected in NRG’s Plan. The value of the assets of the Northeast Debtors, the South Central Debtors and Berrians Gas have been determined to exceed their total liabilities. As a result, the proposed refinancing of the indebtedness of these debtors provides for payment in full of their creditors. That is not the case at NRG. The value of NRG’s assets, which includes the value of its equity in its subsidiaries (including the Northeast Debtors, the South Central Debtors and Berrians Gas), is not sufficient to provide for payment in full of NRG’s creditors.

NRG’s interest (and, derivatively, the interest of its creditors) in the Northeast Debtors, the South Central Debtors and Berrians Gas and their assets arise solely as shareholder of those entities. None of the Northeast Debtors, the South Central Debtors or Berrians Gas have guaranteed the obligations of NRG to its unsecured creditors or otherwise pledged their assets as security for such obligations of NRG. Thus, the rights of NRG and its creditors are effectively subordinate to the claims of the creditors of the Northeast Debtors, the South Central Debtors and Berrians Gas. The creditors of the subsidiary debtors are entitled to be paid before any distribution is made to NRG, as stockholder. As a result, the creditors of NRG (who claim derivatively through NRG) are structurally subordinated to the creditors of the subsidiaries with respect to any payments made by, or value on account of, the subsidiaries.

          6.     Business of Reorganized NRG

          NRG is restructuring its operations to become a domestic based owner-operator of a fuel-diverse portfolio of electric generation facilities engaged in the sale of energy, capacity and related products. NRG is working toward this goal by selective divestiture of non-core assets, consolidation of management, reorganization and redirection of power marketing philosophy and activities and an overall financial restructuring that will improve liquidity and reduce debt. NRG does not anticipate any new significant acquisitions or construction, and instead will focus on operational performance and asset management. NRG has already made significant reductions in expenditures, business development activities and personnel. Power sales, fuel procurement and risk management will remain a key strategic element of NRG’s operations. NRG’s objective will be to optimize the fuel input and the energy output of its facilities within an appropriate risk and liquidity profile. Despite NRG’s focus on domestic electric generation, NRG will continue to hold international assets until it can optimize the divestiture of such assets.

     B.  Outstanding Securities of NRG Applicants

          The following provides a summary of the outstanding securities issued by, or guaranteed by, the NRG Applicants.

          1.     NRG

          NRG has a $1.0 billion credit facility (the “NRG Unsecured Revolver”) with ABN Amro Bank, N.V., as administrative agent, and various other lending institutions. The NRG Unsecured Revolver matured on March 7, 2003 and is currently fully drawn. As of March 31, 2003, the aggregate outstanding amount under the NRG Unsecured Revolver was $1.0 billion, and there was an aggregate of approximately $48.1 million of accrued and unpaid interest and fees under the NRG Unsecured Revolver.

          NRG also has a $125 million letter of credit facility (the “NRG Letter of Credit Facility”) with Australia and New Zealand Banking Group Limited, as agent, and various other financial institutions. The NRG Letter of Credit Facility has a maturity date of November 30, 2004. As of May 14, 2003, the aggregate outstanding amount under the NRG Letter of Credit Facility was $104.6 million and there was an aggregate of approximately $1.5 million of unpaid fees and expenses under the NRG Letter of Credit Facility.

          NRG also has cash collateralized, bilateral letters of credit (the “Bilateral LCs”) with Australia and New Zealand Banking Group Limited. As of May 14, 2003, the aggregate outstanding amount under the Bilateral LCs was $21.8 million and there was an aggregate of approximately $1,350 of unpaid fees and expenses under the Bilateral LCs.

          Between 1996 and 2001, NRG issued the following series of senior notes: (i) $125,000,000 of 7.625% senior notes due February 1, 2006 (the “NRG 06 Senior Notes”); (ii) $250,000,000 of 7.5% senior notes due June 15, 2007 (the “NRG 07 Senior Notes”); (iii) $300,000,000 of 7.5% senior notes due June 1, 2009 (the “NRG 09 Senior Notes”); (iv) $350,000,000 of 8.25% senior notes due September 15, 2010 (the “NRG 10 Senior Notes”); (v) $350,000,000 of 7.75% senior notes due April 1, 2011 (the “NRG 11 Senior Notes”);

(vi)  $500,000,000 of 8.625% senior notes due April 1, 2031 (the “NRG 31 Senior Notes”); (vii) $340,000,000 of 6.75% senior notes due July 15, 2006 (the “NRG 06 3d Supplemental Indenture Senior Notes”); and (viii) $160,000,000 of 7.97% senior reset notes due March 15, 2020 (the “NRG 20 Senior Reset Notes”, and the foregoing series of senior notes are collectively referred to as the “NRG Senior Notes”). As of March 31, 2003, the aggregate outstanding principal amount of the NRG Senior Notes was approximately $2.2 billion, and there was an aggregate of approximately $159.2 million of accrued and unpaid interest on the NRG Senior Notes, excluding the NRG 20 Senior Reset Notes.

          On November 8, 1999, NRG issued $240,000,000 of 8.0% Remarketable or Redeemable Securities due November 1, 2013 with a remarketing date of November 1, 2003 (the “NRG 13 ROARS”). As of March 31, 2003, the aggregate outstanding principal amount of the NRG 13 ROARS was $240 million, and there was an aggregate of approximately $17.9 million of accrued and unpaid interest on the NRG 13 ROARS.

          On March 20, 2000, NRG Pass-Through Trust 2000-1 issued $250,000,000 of 8.70% Remarketable or Redeemable Securities due March 15, 2005 (the “NRG 05 ROARS”). As of March 31, 2003, the aggregate outstanding principal amount of the NRG 05 ROARS was $250 million, and there was an aggregate of approximately $21.4 million of accrued and unpaid interest on the NRG 05 ROARS.

          On March 13, 2001, NRG completed the sale of 11.5 million equity units for an initial price of $25 per unit. Each equity unit consists of a corporate unit comprising a $25 principal amount of NRG’s senior debentures (the “NRG 06 Senior Debentures”) and an obligation to acquire shares of Xcel Energy common stock no later than May 18, 2004.5 As of March 31, 2003, the aggregate outstanding principal amount of the NRG 06 Senior Debentures was $285.7 million, and there was an aggregate of approximately $11.8 million of accrued and unpaid interest on the NRG 06 Senior Debentures. The Settlement Agreement between NRG and Xcel Energy requires that the order of the Bankruptcy Court confirming the Plan confirm that the right and obligation of any holder of an equity unit to acquire shares of Xcel Energy common stock terminate as of the Petition Date. Pursuant to an order of the Bankruptcy Court dated July 16, 2003, the right and obligation of the holders of the NRG 06 Senior Debentures to purchase common stock of Xcel Energy was deemed to have been terminated as of the Petition Date.

          All the common stock of NRG, comprising one share of NRG common stock and three shares of Class A common stock, is owned by Xcel Wholesale.

          2.     NRG Finance Company I LLC

          NRG FinCo has a $2.0 billion credit facility (the “NRG FinCo Secured Revolver”; and collectively the NRG FinCo Secured Revolver, the NRG Unsecured Revolver

[5]	Upon issuance, each equity unit included an obligation to acquire shares of common stock of NRG on May 18, 2004. Subsequent to the exchange offer on June 3, 2003 whereby Xcel Energy purchased the publicly-held common stock of NRG, the obligation to purchase shares of common stock of NRG was converted into an obligation to purchase shares of common stock of Xcel Energy.

and the NRG Letter of Credit Facility are referred to herein as the “NRG Credit Facilities”) with Credit Suisse First Boston, as administrative agent, various other lending institutions and various NRG-affiliated sub-borrowers. The NRG FinCo Secured Revolver was scheduled to mature on May 8, 2006. On November 6, 2002, the lenders accelerated the NRG FinCo Secured Revolver. As of the Petition Date, the aggregate outstanding amount under the NRG FinCo Secured Revolver was approximately $1.1 billion, and there was an aggregate of approximately $58 million of accrued and unpaid interest and commitment fees under the NRG FinCo Secured Revolver. In addition, holders of the NRG FinCo Secured Revolver have unsecured recourse claims against NRG in the amount of $840 million (plus post-petition costs).

     C.  Obligations of Xcel Energy in respect of the NRG Applicants.

          1.     Support Agreement

          As discussed above, pursuant to the Support Agreement, Xcel Energy committed, under certain circumstances, to contribute to NRG up to $300 million. Xcel Energy has made no payments to date under the Support Agreement.

          2.     Guarantees

          As discussed above, Xcel Energy has issued Guaranties, guarantying the obligations of NRG PMI pursuant to certain energy trading contracts and other agreements. As of March 31, 2003 the aggregate face amount of Guaranties outstanding was approximately $226 million. Of this amount, energy trading contracts supported by Guaranties with an aggregate face amount of approximately $71 million have expired or have been terminated and settled without any anticipated residual liability. Xcel Energy has paid $26.6 million to settle obligations under Guaranties with a face value of $47 million. These payments are a liability of NRG under the Settlement Agreement. As of July 31, 2003, there were Guaranties with a face amount of $108 million outstanding.

          Xcel Energy has also guaranteed certain obligations of NRG under employment agreements for three current and/or former employees of NRG.

          3.     Indemnities

          Xcel Energy has indemnified various sureties which issued bonds on behalf of NRG and certain of its subsidiaries, including certain of the Debtors. The aggregate amount of bonds issued for the benefit of Debtors which are indemnified by Xcel Energy as of June 30, 2003 was approximately $3.75 million.

          In addition, NSP-M has retained liability under service contracts, loan facilities and other related agreements relating to solid waste resource processing facilities previously transferred by NSP-M to NRG.

     D.  Bankruptcy Proceedings

          As stated above, the Debtors filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code on the Petition Date. At such time, all actions and proceedings against the Debtors and all acts to obtain property from the Debtors were stayed under section 362 of the Bankruptcy Code. The Debtors continue to conduct their businesses and manage their properties as debtors in possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code.

          NRG filed a number of “first day motions” and received Bankruptcy Court approval to, among other things: (i) continue postpetition payment of employee wages and salaries, as well as medical, disability, vacation and certain other benefits, (ii) honor certain prepetition obligations to employees including the payment of prepetition wages and salaries and expense reimbursements, and (iii) honor certain prepetition obligations to critical trade vendors if such vendors continue to provide customary business terms to NRG for goods and services provided during the restructuring. See the Disclosure Statement, Section V.A., pages 57-58.

          On May 22, 2003 the United States Trustee appointed an official committee of unsecured creditors pursuant to section 1102 of the Bankruptcy Code (the “Unsecured Creditors Committee”). The Unsecured Creditors Committee is made up of nine creditors. See Disclosure Statement, Section V.B., page 59.

          To supplement its liquidity position, NRG has secured a debtor-in-possession (“DIP”) financing facility from General Electric Capital Corporation (“GECC”) for working capital and general corporate needs of the debtors that comprise the NRG Northeast generating facilities (the “DIP Borrowers”).6 The Bankruptcy Court entered a final order approving the DIP facility on July 24, 2003 (the “DIP Order”). The DIP facility permits the DIP Borrowers to borrow up to $210 million. The total availability may increase to $250 million upon the occurrence of certain subsequent events, including a favorable decision of the FERC in the pending application for approval of a cost-of-service rate at NRG’s Connecticut facilities. Unless approved by further order of the Bankruptcy Court or agreed to by GECC, the Unsecured Creditors Committee of NRG and of the informal committee of holders of three series of notes issued by NRG Northeast, the DIP Borrowers may not use DIP funds or cash collateral to make payments to or for the benefit of CL&P.

          The Bankruptcy Court has scheduled a hearing on November 21, 2003, regarding confirmation of the Plan, such hearing to be continued to November 24, 2003, if necessary.

     E.  Plan of Reorganization

          The Plan submitted to the Bankruptcy Court by the Debtors is structured to (1) permit the Debtors to reorganize and emerge from bankruptcy; (2) maximize the recovery of the Debtors’ creditors on their capital investment; (3) fix the exposure and/or commitment of Xcel Energy to the Debtors and their creditors; and (4) eliminate the direct and indirect equity ownership of Xcel Energy in NRG and its subsidiaries. NRG believes that consummation of the Plan will best facilitate its business and financial restructuring and is in its best interests and in the best interests of its creditors and other parties in interest. NRG further believes that the Plan provides the best and most prompt possible recovery to the holders of claims.

[6]	None of the DIP Borrowers are participants in the Plan.

          The purpose of the Plan is to provide NRG with a capital structure that can be supported by cash flows from operations. To this end, NRG will reduce its debt and reduce its annual interest payments. The Debtors believe that the reorganization contemplated by the Plan affords holders of claims the greatest opportunity for realization on the Debtors’ assets and thus is in the best interests of such holders. If the Plan is not confirmed, the Debtors believe that they will be forced to either file an alternate plan of reorganization or liquidation under chapter 11 or liquidate under chapter 7 of the Bankruptcy Code. In either event, the Debtors believe that NRG’s unsecured creditors (including the holders of public debt) would realize a less favorable distribution of value, or, in certain cases, none at all, for their claims. See the Disclosure Statement, Section XII, pages 108-109, and the Liquidation Analysis attached as Exhibit B thereto. In addition, any alternative other than confirmation of the Plan could result in extensive delays and increased administrative expenses resulting in smaller distributions to the holders of claims.

          Pursuant to the Plan Support Agreement, each of the Supporting Noteholders and the Supporting Banks (collectively, the “Supporting Creditors”) have indicated its belief that a plan of reorganization consistent with the terms set forth in the term sheet attached to the Plan Support Agreement is in its best interest. In that regard, in the Plan Support Agreement each Supporting Creditor agreed to support such a plan.

          Upon implementation of the Plan, the ownership interests, direct and indirect, of Xcel Energy in NRG and its subsidiaries will terminate. In addition, as discussed herein, Xcel Energy and its subsidiaries (other than NRG and its subsidiaries) (the “Xcel Entities”) will have limited obligations going forward with respect to the Debtors. Xcel Energy believes that Xcel Energy’s disaffiliation with the Debtors is beneficial to Xcel Energy and its investors.

          1.     Treatment of Claims of NRG Creditors

          The Plan generally classifies the creditors of, and other investors in, the NRG Applicants into several classes. The treatment of each class of creditors is described in detail in the Plan (Article IV) and in the Disclosure Statement (Section VI.B., pages 61-72). In general terms, the Plan provides for the treatment of the creditors of the NRG Applicants, as follows:

(i) Holders of priority claims will receive payment in full;

(ii) Holders of unsecured claims against any NRG Applicant which are equal to or less than $50,000 or is reduced to $50,000 at the election of the holder of such claim, will receive cash in the amount of such claim;

(iii) Holders of secured claims against the NRG Applicants will receive, at the Debtor’s option, either the collateral securing such claim or cash in an amount equal to the net proceeds realized upon the sale of such collateral, or as may otherwise be agreed upon by the Debtors and the claimant;

(iv) Each holder of NRG’s unsecured debt and claims will receive its pro-rata share of senior notes of Reorganized NRG[7] (subject to allocations to holders of unsecured claims against NRG PMI), common stock of Reorganized NRG (“New NRG Common Stock”) (subject to dilution by the management incentive plan and the New NRG Common Stock allocated to holders of unsecured claims against NRG PMI), and, if such holder makes the election on its ballot to release Xcel Energy from claims or such holder is bound by a final order of the Bankruptcy Court to releases of claims against Xcel Energy as provided in the Plan, cash equal to its pro rata share of the Release-Based Amount (as defined below);

(v) Each of the holders of unsecured claims against NRG PMI will receive its pro rata share of senior notes of Reorganized NRG and New NRG Common Stock;

(vi) Intercompany claims among the Debtors and between the Debtors and certain of NRG’s other subsidiaries will be divided into two classes: (i) claims that will be cancelled without any distribution to the holders thereof and (ii) claims that will be reinstated on the Effective Date;

(vii) Any and all outstanding equity interests in NRG will be canceled without consideration; and

(viii) NRG will retain its 100% ownership in NRG PMI.

The Plan contains a mechanism that would allow holders of unsecured debt and claims against NRG and NRG PMI to elect to receive equity instead of cash and/or debt, or cash and/or debt instead of equity. Claimants offering their new NRG common stock to other such claimants may specify a price per share that it would accept for such shares or, alternatively, may choose to exchange its New NRG Common Stock at a standard rate.

                 Reallocation will occur to the extent there are willing parties on each side. Reallocations of New NRG Common Stock will be made first to those who contribute cash to the reallocation liquidity pool, with the allocations starting at the lowest price specified to creditors offering their New NRG Common Stock for reallocation, until either all available cash or all available New NRG Common Stock have been reallocated. To the extent the cash in the reallocation liquidity pool is exhausted, then New NRG Common Stock will be reallocated to creditors in exchange for New NRG Senior Notes with the allocations starting at the lowest price specified by creditors offering their New NRG Common Stock for reallocation, until either all available New NRG Senior Notes or all available New NRG Common Stock have been reallocated.

                 The reallocation procedure is completely voluntary, and no party can be required or compelled to take part in the reallocation procedure. Creditors who do not participate in the

[7]	Reorganized NRG refers to NRG, or any successor thereto by merger, consolidation or otherwise, as contemplated by the Plan.

reallocation procedure will receive the distribution to which they are otherwise entitled pursuant to the distribution provisions of the Plan.

          2.     Claims of Xcel Energy and the Xcel Entities

          Generally, the claims of the Xcel Entities against the Debtors would receive one of two different types of treatment under the Plan. As to claims arising prior to January 31, 2003 for the provision of intercompany goods and services under the Service Agreement and for amounts paid by Xcel Energy under the Guaranties, Xcel Energy has agreed to settle such claims in exchange for a promissory note to be issued by NRG to Xcel Energy in the original principal amount of $10 million (the “Xcel Note”).

          After January 31, 2003, NRG will only be responsible for amounts billed under the Services Agreement related to corporate insurance obtained for the benefit of NRG and other services requested by NRG. Otherwise, any intercompany claims of Xcel Energy against NRG or any of its subsidiaries arising from the provision of intercompany goods or services after January 31, 2003 will be paid in full in cash in the ordinary course. Payments on Guarantees and indemnities made by Xcel Energy after January 31, 2003 will be reimbursed in full by NRG on the effective date of the Plan (the “Effective Date”).

          The ownership interests, direct and indirect, of Xcel Energy in NRG and its subsidiaries will terminate.

          3.     New Securities of NRG Applicants

          The new stock and other securities to be issued by the NRG Applicants under the Plan are described below:

          The New NRG Common Stock shall consist of 100,000,000 shares of new common stock, par value $0.01 per share. The New NRG Common Stock will be distributed to holders of NRG’s unsecured debt and claims and holders of unsecured claims against NRG PMI pursuant to Sections 4.9 and 4.10 of the Plan.

          Reorganized NRG will also issue senior notes (“New NRG Senior Notes”) which shall (a) be in an initial principal amount of $500,000,000, (b) accrue interest payable at a rate of 10% per annum if payable in cash or 12% per annum if payable in kind, and (c) mature on the seventh anniversary of the Effective Date. The senior notes are to be distributed on a pro rata basis to holders of NRG’s unsecured debt and claims and holders of unsecured claims against NRG PMI pursuant to Sections 4.9 and 4.10 of the Plan.

          The Xcel Note shall (a) be a non-amortizing promissory note in an initial principal amount of $10 million, (b) accrue interest at a rate of 3% per annum and (c) mature 2-1/2 years after the Effective Date.

          To provide exit financing and to enable the possible refinance of certain debt, NRG is exploring a variety of financing arrangements in which either NRG and/or a subsidiary or subsidiaries of NRG would issue between $1.3 billion and $3.2 billion in new debt. It is likely that any new debt would be a mix of both “bank” debt and “high yield” debt, would be guaranteed by substantially all of the domestic subsidiaries of NRG and would be secured by stock pledges and liens on substantially all of the assets of NRG and its subsidiaries. The proceeds of any new debt offering(s) would be used to accomplish some or all of the following: (i) retire the notes of NRG Northeast and the notes of NRG South Central; (ii) retire the outstanding long-term debt of one or more continuing non-debtor subsidiaries (including, but not limited to the Mid-Atlantic and Kendall projects); (iii) establish a revolving credit and letter of credit facility for NRG (in lieu of a separate exit facility); and/or (iv) monetize the New NRG Senior Notes. In the event that NRG elects to monetize the New NRG Senior Notes, it would distribute to creditors holding unsecured claims against NRG and NRG PMI, in cash, when received, their pro pata share of the $500 million in proceeds associated therewith, in lieu of the New NRG Senior Notes they would have otherwise received. In addition, to the extent NRG does establish a revolving credit or letter of credit facility, it may enable additional cash to be distributed to creditors holding unsecured claims against NRG. The Plan is in no way contingent on the ability of any Debtor to obtain any such refinancing, nor would the failure to obtain any such refinancing have a material adverse impact on the ability of the Debtors to reorganize pursuant to the Plan.

          4.     NRG PMI

          It is NRG’s intention to reorganize NRG PMI. The Debtors’ ability to reorganize NRG PMI is contingent on, among other things, NRG PMI’s ability to cease performing its obligations under that certain Standard Offer Service Wholesale Sales Agreement, dated as of October 29, 1999 by and between Connecticut Light & Power Company (“CL&P”) and NRG PMI (the “CL&P Agreement”) and acceptance of the Plan by NRG PMI’s unsecured creditors. At any time prior to the hearing before the Bankruptcy Court on the confirmation of the Plan, the Debtors may determine to remove NRG PMI from the Plan and pursue a liquidation of NRG PMI under a separate chapter 11 plan. Such a determination will not affect the distributions under the Plan with respect to the other entities treated under the Plan.

          5.     Liquidation of Non-Continuing Debtor Subsidiaries

          NRG FinCo, NRGenerating and NRG Capital, none of which are NRG Applicants in this Application, will be liquidated as of the Effective Date. The assets of NRG FinCo and NRG Capital will be sold and the proceeds thereof paid to the holders of NRG FinCo Secured Revolver secured claims. Claims by holders of NRG FinCo Secured Revolver against NRG will be entitled to an unsecured claim against NRG pursuant to Section 4.9 of the Plan. Intercompany claims between NRG and NRG FinCo will be terminated subject to the recourse claims against NRG under the NRG FinCo Secured Revolver being allowed as contemplated by the Plan.

          6.     Bankruptcy Court Approval

          Under Section 1125 of the Bankruptcy Code, the Debtors may not solicit votes for acceptances of the Plan until the Bankruptcy Court approves the Disclosure Statement as containing information of a kind, and in sufficient detail, adequate to enable creditors to make an informed judgment whether to vote for acceptance or rejection of the Plan. The Bankruptcy Court held a hearing on the Disclosure Statement on June 30, 2003. The Bankruptcy Court is continuing its review of the Disclosure Statement.

          After receipt of requisite approval of the Bankruptcy Court of the Disclosure Statement and receipt of an order from the Commission approving this Application, the Debtors will solicit votes on the Plan. The solicitation process is expected to take approximately 45 days. After the votes are cast, a confirmation hearing will be scheduled and notice of the hearing will be provided to creditors and parties-in-interest. Creditors and parties-in-interest will have an opportunity to object to the confirmation of the Plan at the confirmation hearing. At the confirmation hearing, the Bankruptcy Court must determine whether the confirmation of the Plan meets the requirements of Section 1129 of the Bankruptcy Code. If the Bankruptcy Court determines that the Plan meets the requirements of Section 1129, the Bankruptcy Court should confirm the Plan.

          In connection with confirmation of the Plan, and at the confirmation hearing, the Bankruptcy Court will determine whether the Settlement Agreement is fair and reasonable. The determination will be made in connection with the Plan for the Debtors, which are parties to the Plan, and by separate motion under Bankruptcy Rule 9019 for the Non-Plan Debtors, which are not parties to the Plan. Approval of the Settlement Agreement is a condition to confirmation of the Plan.

          7.     Financial Analysis

          One of the prerequisites to confirmation under Section 1129 of the Bankruptcy Code is that the Bankruptcy Court determines that a plan is not likely to be followed by the liquidation, or the need for further financial reorganization, of the debtors or any successor to the debtors under the plan, unless such liquidation is contemplated by the plan. This is commonly referred to as the requirement that a plan be “feasible”. For purposes of showing that the Plan meets this feasibility standard, the Debtors have analyzed the ability of the reorganized Debtors to meet their obligations under the Plan. Based upon the consolidated projected operating and financial results prepared by NRG and attached as Exhibit C to the Disclosure Statement (the “Projections”), the Debtors believe that Reorganized NRG will meet the feasibility requirements of the Bankruptcy Code. See Disclosure Statement, Section VIII.C.4., page 89. Based upon the Projections, NRG believes that Reorganized NRG will emerge from bankruptcy with sufficient cash on hand plus cash generated from operations to fund its working capital requirements for a period of five years ending December 31, 2008. The material risks associated with the Plan are described in the Disclosure Statement in detail. See Disclosure Statement, Section XIV, pages 113-125.

          Notwithstanding acceptance of the Plan by each impaired class, to confirm the Plan, the Bankruptcy Court must determine that the Plan is in the best interests of each holder of a claim or interest in any such impaired class who has not voted to accept the Plan. Accordingly, if an impaired class does not unanimously accept the Plan, the “best interests” test requires that the Bankruptcy Court find that the Plan provides to each member of such impaired class a recovery on account of the member’s claim that has a value, as of the Effective Date, at least equal to the value of the distribution that each such member would receive if the applicable Debtors were liquidated under chapter 7 of the Bankruptcy Code on such date.

          Based on the liquidation analysis set forth in Exhibit B to the Disclosure Statement, the Debtors believe that holders of claims will receive greater value as of the Effective Date under the Plan than such holders would receive in a liquidation under chapter 7 of the Bankruptcy Code. The Debtors believe that chapter 7 liquidations of the Debtors would result in substantial diminution in the value to be realized by holders of claims, as compared to the proposed distributions under the Plan, because of, among other factors: (1) the increased costs and expenses of a liquidation under chapter 7 arising from fees payable to a chapter 7 trustee and professional advisors to the trustee, (2) additional expenses and claims, some of which would be entitled to priority, which would be generated during the liquidation and from the rejection of unexpired leases and executory contracts in connection with the cessation of the operations of NRG, (3) the erosion in value of the Debtors’ assets in the context of an expedited liquidation required under chapter 7 and the “forced sale” atmosphere that would prevail, (4) the adverse effects on the salability of portions of the businesses that could result from the possible departure of key employees and loss of customers and vendors, (5) the cost and expense attributable to the time value of money resulting from what is likely to be a more protracted proceeding, and (6) the application of the rule of absolute priority to distributions in a chapter 7 liquidation. Consequently, the Debtors believe that confirmation of the Plan will provide a substantially greater ultimate return to holders of claims then would chapter 7 liquidations. See Disclosure Statement, Section VIII.C.2., pages 88-89.

          The Debtors could also be liquidated pursuant to the provisions of a chapter 11 liquidating plan. In liquidations under chapter 11, the Debtors’ assets could be sold in a orderly fashion over a more extended period of time than in liquidations under chapter 7. Thus, a chapter 11 liquidation might result in larger recoveries than in a chapter 7 liquidation, but the delay in distributions could result in lower present values received and high administrative costs. Because a trustee is not required in a chapter 11 case, expenses for professional fees could be lower than in a chapter 7 case, in which a trustee must be appointed. Any distribution to claimants under a chapter 11 liquidation plan probably would be delayed substantially. Thus, the Debtors believe that chapter 11 liquidation would not produce distributions as favorable as those under the Plan. See Disclosure Statement, Section XII, B., page 109.

F.	Obligations of Xcel Energy under the Plan and Settlement Agreement

1.	Settlement Agreement

          In connection with the implementation of the Plan, Xcel Energy will enter into a settlement agreement (the “Settlement Agreement”) with NRG. The Settlement Agreement constitutes the definitive documentation in respect of the settlement terms agreed to in the Plan Support Agreement.

          Payments by Xcel Energy. Pursuant to the Settlement Agreement and the Plan, Xcel Energy will pay up to $752 million to NRG and its creditors to settle all claims of NRG against Xcel Energy, including all claims under the Support Agreement, and in return for releases of claims against Xcel Energy from NRG, the other debtors in the Proceedings and NRG’s creditors. See Exhibits B-6, B-7 and B-8 hereto. In general terms, the Settlement Agreement provides for the following: (i) payment by Xcel Energy of $250 million in exchange for the release of claims and causes of action which NRG may have in respect of the Support Agreement; and (ii) payment by Xcel Energy of up to $390 million (the “Release-Based Amount”) in exchange for releases of Xcel Energy and certain injunctions for the benefit of Xcel Energy. In addition, pursuant to a Separate Bank Settlement Group Release Agreement between Xcel Energy and the lenders under the NRG Credit Facilities, Xcel Energy would agree to pay

$112 million (the “Separate Bank Settlement Payment”) for the benefit of the lenders under the NRG Credit Facilities in exchange for such lenders’ release of claims against Xcel Energy.

The schedule for the payments by Xcel Energy is as follows:

(i) $350 million would be paid at the later of (x) 90 days after entry of the confirmation order by the Bankruptcy Court and (y) the business day following the Effective Date (the “Xcel Payment Date”). Of this amount, $112 million will constitute payment of the Separate Bank Settlement Payment. It is expected that this payment would be made during the first quarter of 2004. If Xcel Energy’s credit rating is downgraded by Standard & Poor’s Rating Service or Moody’s Investors Service, Inc. (a “Downgrade”), Xcel Energy may pay up to $150 million of the initial payment in its common stock,[8] provided that the creditors may elect under certain circumstances to receive payment of cash at such time that Xcel Energy’s credit ratings improve to their prior levels for not less than 120 consecutive days.

(ii) An additional $50 million would be paid on the later of the Xcel Payment Date and January 1, 2004, and all or any part of such payment could be made, at Xcel Energy’s election, in Xcel Energy common stock.

(iii) Up to $352 million would be paid starting on the later of the Xcel Payment Date and April 30, 2004, except that to the extent that Xcel Energy had not received at such time cash refund of taxes associated with the loss on its investment in NRG equal to the portion of the $352 million due at such time, the difference would be due 30 days later.[9] In addition, if there is a Downgrade, the final payment by Xcel Energy would be extended to the later of June 30, 2004 or sixty days after the initial payment is due.

          In consideration for Xcel Energy’s contribution to the Plan, on the Effective Date, NRG and each of NRG’s subsidiaries will release causes of action (except in respect of certain agreements to be in effect after implementation of the Plan) against Xcel Energy, any affiliate of Xcel Energy (other than NRG and the NRG Subsidiaries) and any other person or entity entitled to a claim for indemnification, reimbursement, contribution, subrogation or otherwise against Xcel Energy or any such affiliate in respect of any such causes of action.

          If Xcel Energy obtains a full third party release pursuant to a final order of the Bankruptcy Court as proposed by the Plan, then Xcel Energy will pay the entire $390 million of

[8]	The number of shares of Xcel Energy common stock that Xcel Energy would be required to deliver is the nearest whole number of shares equal to (x) the amount of the payment made in common stock divided by (y) the average closing price for Xcel Energy’s common stock for the last ten full trading days through and including the business day prior to the date the payment is due.

[9]	As described in the Release-Based Amount Agreement, a portion of the third installment payable by Xcel Energy may be reserved or retained in respect of contingent, disputed and/or unliquidated claims, subject to payment at such time as such claims are allowed under the Plan.

Release-Based Amount to NRG for distribution to the unsecured creditors of NRG, as provided in the Plan. If the third party release is not so approved, then Xcel Energy would only consummate a settlement pursuant to a “check the box” release mechanism. Subject to the terms of an agreement between NRG and Xcel Energy, in a form to be attached to the Settlement Agreement, which will specify how to calculate the Release-Based Amount payable by Xcel Energy to NRG at any time (the “Release-Based Amount Agreement”), the Release-Based Amount will be distributable pro rata to each holder of unsecured claims against NRG that checks the appropriate box on the relevant ballot indicating that such holder is releasing Xcel Energy and its affiliated parties. Creditors not checking the box on their relevant ballots will not receive any portion of the Release-Based Amount; instead, the aggregate share of the Release-Based Amount of those creditors will be credited against and deducted from Xcel Energy’s obligation in respect of the Release-Based Amount.

          Release of Guaranties. The Settlement Agreement also provides that on the Effective Date all guaranties, equity contribution obligations, indemnification obligations, arrangements whereby Xcel Energy has posted cash collateral, and all other credit support obligations with respect to NRG and/or its subsidiaries will either be terminated or Xcel Energy and NRG shall enter into other satisfactory arrangements with respect to such obligations (with Xcel Energy having no further liability for such obligations or arrangements) and all cash collateral posted by Xcel Energy will be returned to Xcel Energy on the Effective Date.

2.	Tax Matters Agreement

          NRG and its direct and indirect subsidiaries will not be reconsolidated with Xcel Energy or any of its other affiliates for federal income tax purposes or otherwise entitled to the benefits of the Tax Allocation Agreement with respect to federal income taxes at any time after their March 2001 disaffiliation. Likewise, Xcel Energy alone will be entitled to the tax benefits associated with the worthless stock deduction Xcel Energy expects to claim with respect to its investment in NRG. Xcel Energy and NRG, and certain of their respective affiliates, may enter into a tax matters agreement (the “Tax Matters Agreement”) that addresses liability for any unpaid taxes of NRG and Xcel Energy for periods during which NRG and Xcel Energy were part of the same consolidated, combined or unitary tax group, entitlement to any tax refunds for such periods, the control of contests for such periods, cooperation with respect to audits and such other matters as would be customary in a tax matters agreement between similarly-situated corporations.10 Consistent with the division of rights and obligations implemented in the Tax Allocation Agreement, the Tax Matters Agreement will require Xcel Energy to make certain payments to NRG in respect of tax benefits realized by Xcel Energy as a result of its use of NRG’s losses during (i) the pre-March 2001 period when NRG was part of Xcel Energy’s consolidated federal tax group and (ii) the pre-May 2003 period when NRG was part of Xcel Energy’s Minnesota unitary tax group. Xcel Energy’s payments will be adjusted to reflect certain audit adjustments to NRG’s taxable federal and Minnesota income during these periods. It is

[10]	The Tax Allocation Agreement will remain in effect for Xcel Energy and the non-NRG subsidiaries, without modification as a result of the implementation of the Plan. Thus, the implementation of the Plan will not affect the treatment of Xcel Energy, the Utility Subsidiaries and/or the Non-Utility Subsidiaries under the Tax Allocation Agreement.

currently estimated that Xcel Energy could be required to make payments to NRG in an amount of up to $15 million within two business days of the Effective Date. In addition, pursuant to the Tax Matters Agreement, Xcel Energy will pay to NRG any additional tax benefits realized by Xcel Energy derived from a carryback of NRG’s stand-alone 2002 loss. Pursuant to the Tax Matters Agreement, any such benefits will be paid to NRG following realization by Xcel Energy. The Tax Matters Agreement will be substantially in the form attached hereto as Exhibit B-4.

3.	Employee Matters Agreement

          Xcel Energy and NRG will enter into an employee matters agreement (the “Employee Matters Agreement”) pursuant to which various obligations with respect to employee benefit plans are allocated between Xcel Energy and NRG. The Employee Matters Agreement will be substantially in the form attached hereto as Exhibit B-5. With respect to the Xcel Energy Pension Plan (the “Pension Plan”), Xcel Energy will continue to maintain the NRG benefit formulas for employees of NRG and its direct or indirect subsidiaries (“NRG employees”) as part of the Pension Plan until the Effective Date. As of the Effective Date, (a) NRG employees would stop actively participating in the Pension Plan, (b) all benefits of NRG employees under the Pension Plan would be frozen (except as set forth below) and (c) the obligation for all such benefits would remain in the Pension Plan and would be the responsibility of the Pension Plan and of Xcel Energy to fund and provide. The Pension Plan will provide that, as of the Effective Date, with respect to NRG employees who are employed by NRG and are participants in the Pension Plan on such date, credit for employment with NRG and its direct and indirect subsidiaries on or after such date will be credited only (i) for vesting purposes under the Pension Plan if such employees were not already fully vested due to the occurrence of a partial termination of the Pension Plan as of the Effective Date, and (ii) for purposes of eligibility for entitlement for the commencement or receipt of benefits under the Pension Plan (including, without limitation, for eligibility for commencement or receipt of any early retirement benefit or supplement).

          With respect to non-qualified retirement plans of Xcel Energy in which NRG employees participate (“NQRPs”), Xcel Energy and NRG will determine what proportion of the obligations owing to current NRG employees under the NQRPs is legally allocable to Xcel Energy by virtue of prior service by those employees as Xcel Energy or Northern States Power Company employees (the “Xcel NQRP Amount”). Xcel Energy will maintain responsibility for the Xcel NQRP Amount to the extent it has not already satisfied its obligation therefor. The difference between the total amount owing to current NRG employees under the NQRPs and the Xcel NQRP Amount would be solely the responsibility of NRG and would be reinstated or replaced with a similar nonqualified plan developed by NRG and approved under the Plan.

          The Employee Matters Agreement further provides for cross-indemnification between Xcel Energy and NRG in respect of certain liabilities of one party arising as a result of acts or omissions by the other party relating to the Pension Plan or such other party’s breach of the Employee Matters Agreement.

          As discussed above, pursuant to the Employee Matters Agreement Xcel Energy is obligated to provide under the Pension Plan the benefits which NRG employees have accrued to the Effective Date with vesting and early retirement eligibility service credits thereafter for future service with NRG. This obligation, coupled with other factors, could from time to time cause Xcel Energy to make contributions to the Pension Plan in an amount more than that which it otherwise would have had to make. Xcel Energy also is retaining liability under its NQRPs for the portion of any benefits payable thereunder that is legally allocable to Xcel Energy. Thus, a payment may become due to an NRG employee thereunder for which Xcel Energy would be liable. It is not possible at this time to determine the amount or timing of the cash payments by Xcel Energy which could be triggered under these obligations.

4.	Conditions to Xcel Energy’s Obligations

          Xcel Energy’s obligations under the Settlement Agreement and the Plan, including its obligations to make the payments set forth above, will be contingent upon, among other things, the following:

(i)	The Effective Date occurring on or prior to December 15, 2003;

(ii)	Unless third party releases and injunctions for the benefit of Xcel Energy and its subsidiaries are approved pursuant to a final order of the Bankruptcy Court in form acceptable to Xcel Energy, the receipt of releases in favor of Xcel Energy from holders of at least 85 percent of the general unsecured claims held by NRG’s creditors;

(iii)	The final Plan approved by the Bankruptcy Court and related documents containing terms satisfactory to Xcel Energy, NRG and various groups of NRG’s creditors; and

(iv)	The receipt by Xcel Energy of all necessary regulatory approvals.

See Disclosure Statement, Section VI.G., pages 77-79.

5.	Modification of the Plan

          The Debtors may alter, amend or modify the Plan under section 1127(a) of the Bankruptcy Code at any time prior to the confirmation hearing, with the written consent of the Unsecured Creditors Committee, the Global Steering Committee and Xcel Energy. The Debtors may alter, amend or modify any exhibits to the Plan under section 1127(a) of the Bankruptcy Code at any time prior to the confirmation hearing, with the written consent of the Unsecured Creditors Committee, the Global Steering Committee and Xcel Energy. After the confirmation of the Plan by the Bankruptcy Court, and prior to substantial consummation of the Plan with respect to any Debtor as defined in section 1102 of the Bankruptcy Code, any Debtor may, with the written consent of the Unsecured Creditors Committee, the Global Steering Committee and Xcel Energy, under section 1127(b) of the Bankruptcy Code, institute proceedings in the Bankruptcy Court to remedy any defect or omission or reconcile any inconsistencies in the Plan, the Disclosure Statement, or the confirmation order, and such matters as may be necessary to carry out the purposes and effects of the Plan. A holder of a claim that has accepted the Plan shall be deemed to have accepted the Plan as altered, amended or modified, if the proposed alteration, amendment or modification does not materially and adversely change the treatment of the claim of such holder. Any such modification or supplement shall be considered a modification of the Plan and shall be made in accordance with Section 15.8 of the Plan. See Disclosure Statement, Section XI.C., page 105.

          Modification of or amendments to the Plan will be promptly filed with the Commission by amendment to this Application.

G.	Post Reorganization Ownership Structure

          Under the Plan, the pre-petition shares of common stock issued by NRG and held indirectly by Xcel Energy, through Xcel Wholesale, shall not receive any distributions under the Plan, and the shares shall be canceled and extinguished on the Effective Date. As a consequence, Xcel Energy’s pre-petition shares in NRG will no longer have any claim to voting rights, dividends or any other rights with respect to NRG. The entire equity interest in Reorganized NRG will then be held by the existing creditors of NRG. NRG will continue to own 100% of the equity ownership of NRG PMI.

H.	Timing of the Transactions under the Plan is Critical

          Successful implementation of the Plan depends on the consummation of the various transactions that are part of the Plan in an expeditious manner. The continuation of the Debtors in bankruptcy results in uncertainty for the creditors of the Debtors, as well as for the investors and creditors of Xcel Energy. Expeditious review would be consistent with the sound policy goals of maximizing recovery for the creditors and protecting the interests of investors and consumers in the Xcel Energy system. Approval of this Application on or prior to September 15, 2003 will provide the participants with an opportunity to accomplish the foregoing goals. Without the Plan, creditors of the Debtors are not expected to enjoy the level of recoveries reflected in the Plan.

ITEM 2.     Fees, Commission and Expenses

          The fees, commissions and expenses paid or incurred, or to be paid or incurred, by the NRG Applicants in connection with the filing of this Application are not expected to exceed $50,000. In addition, the NRG Applicants have incurred and will incur fees and expenses related to the Proceedings, including without limitation the preparation of the Plan and the Disclosure Statement, the prosecution of any related litigation and any related transactional documents, as described on Exhibit I-1. In the event that the Commission files an appearance in the Proceedings, the approval of the Commission of the fees and expenses incurred by the Applicants in connection with the Proceedings will not be required, since such fees and expenses will be subject to approval of the Bankruptcy Court.

          The fees, commissions and expenses paid or incurred, or to be paid or incurred, by Xcel Energy in connection with the filing of this Application are not expected to exceed $100,000. In addition, Xcel Energy has incurred and will incur fees and expenses related to the bankruptcy proceedings of the Debtors, including without limitation the preparation of the Plan and the Disclosure Statement and consummation of the transactions contemplated thereby, as described on Exhibit I-2.

ITEM 3.     Applicable Statutory Provisions

A.	Requests for Authorization

          Applicants seek authorization under Section 11(g) of the Act and the rules promulgated thereunder to disseminate the Plan, together with the Disclosure Statement, to parties of interest in order to solicit votes to approve the Plan. The Plan and the Disclosure Statement are attached hereto as Exhibits B-1 and B-2. Applicants also request that the Commission issue a report pursuant to Section 11(g) of the Act to accompany such solicitation.

          Applicants further request approval of the Plan pursuant to Section 11(f) of the Act, and authorization under the Act, to the extent applicable, for:

1.	Payment by Xcel Energy of up to $752 million for the benefit of NRG and its creditors pursuant to the Plan, the Settlement Agreement and the Release-Based Amount Agreement;

2.	Allocation of tax benefits and liabilities by and among Xcel Energy and the Xcel Entities and NRG and its subsidiaries as and to the extent provided in the Tax Matters Agreement;

3.	Allocation of obligations in respect of employee benefit plans by and among Xcel Energy and NRG as and to the extent provided in the Employee Matters Agreement;

4.	Issuance of common stock (if any) by Xcel Energy in aggregate amount of not to exceed $200 million[11] pursuant to the terms of the Settlement Agreement;

5.	Cancellation of Xcel Energy’s equity ownership interests in NRG; and

6.	Such other actions as may be necessary to consummate the Plan.

          To the extent other sections of the Act or the Commission’s rules thereunder are deemed applicable to the transaction proposed by this Application, such sections and rules should be considered to be set forth in this Item 3.

          Petitioners request that the Commission waive the filing of a separate Form U-R-1, if otherwise applicable, since all the requisite information is included in the Disclosure Statement and the Plan filed as exhibits hereto.

[11]	For purposes hereof, the dollar amount of common stock of Xcel Energy issued pursuant to the Settlement Agreement shall be determined in accordance with the applicable terms of the Settlement Agreement. Such common stock shall be in addition to any issuances of common stock authorized by the Commission in separate proceedings. See Holding Co. Act Release No. 27218 (Aug. 22, 2000) and Holding Co Act Release No. 27533 (May 30, 2002).

          It is further requested that the Commission authorize Xcel Energy to file certificates under Rule 24 on a quarterly basis after the Effective Date with respect to the transactions contemplated by the Plan, not later than 60 days following the end of each calendar quarter. In addition, as a result of the complexity and time-consuming nature of the Proceedings and the transactions contemplated by the Plan, certain of the transactions may not be consummated within 60 days of the date of the order, but may rather be accomplished over an extended period of time after the order is issued. Therefore, authorization is requested to implement the proposed transactions as described in this Application in such time frame as is necessary to successfully complete the transactions.

B.	Statutory Analysis

1.	Authorization of the Solicitation and Approval of the Plan - Sections 11(f), 11(g), 12(e) and 12(f) of the Act.

          Sections 11(f) and 11(g) and Rules 60, 62, 63 and 64 are applicable to the Plan. Specifically, Applicants seek the Commission’s approval of the Plan pursuant to Section 11(f) of the Act. Applicants further seek Commission authorization under Section 11(g) of the Act and Rule 62 thereunder to disseminate the Disclosure Statement, together with the Commission’s report approving the Plan and the Disclosure Statement. Support of the Plan will be solicited in conjunction with the Proceedings. Interested parties will have an opportunity to comment, and make their positions known to the Bankruptcy Court prior to the Bankruptcy Court’s final approval of the Plan.

          The solicitation will involve the securities of a subsidiary company within the meaning of the Act. Thus, while Applicants are not aware of any rules, regulations or orders under Section 12(e) of the Act which would be contravened by the proposed transaction, Applicants seek authorization under Section 12(e) as necessary. Similarly, although Applicants are not aware of any rules, regulations or orders under Section 12(f) of the Act regarding negotiations or transactions contravened by the course of negotiations between creditors, the Debtors and Xcel Energy in respect of the Plan, Applicants seek authorization under Section 12(f) as necessary.

2.	Issuance of a Commission Report Under Section 11(g) of the Act

          Section 11(g) of the Act provides the circumstances under which a plan of reorganization is to be accompanied by a report on the plan made by the Commission. As noted above, the Applicants will be soliciting the votes of interested parties entitled to vote on the Plan. Applicants respectfully request that any report issued by the Commission concerning the Plan determine that the Plan does not contravene the provisions of the Act or the regulations issued thereunder. Applicants respectfully submit that the Plan is fair to investors.

3.	Cancellation and/or Modification of NRG’s Securities; Issuance of New Securities by Reorganized NRG — Sections 6(a) and 7 of the Act

          Applicants seek authorization under Section 6(a) to modify the terms of NRG’s securities, to reorganize NRG as and to the extent contemplated by the Plan and to issue new securities of Reorganized NRG.

          Section 6(a) of the Act makes it unlawful for any registered holding company or any subsidiary thereof to exercise any privilege or right to alter the priorities, preferences, voting power or other rights of the holders of an outstanding security of such company except pursuant to a Commission order. Cancellation of the stock of NRG held by Xcel Wholesale will extinguish all rights of Xcel Wholesale as a holder of securities. Terms of the outstanding debt securities of the Debtors will be modified in implementation of the Plan. In addition, any reorganization of NRG as and to the extent contemplated by the Plan may alter the rights of NRG’s securityholders. Thus, authorization of the Commission is requested for the implementation of such provisions of the Plan.

          Section 6(a) also makes it unlawful for any registered holding company or subsidiary thereof to issue any securities, except in accordance with Commission order. Section 7(d) of the Act requires the Commission, in reviewing the issuance of new securities, to consider whether the new security is reasonably adopted to the security structure of the company issuing the security and other companies in the registered holding company system. Rule 52(b), however, provides an exemption from Section 6(a) of the Act for issuances of securities by a non-utility subsidiary company for the purpose of financing its existing business. Thus, each of the issuances of securities contemplated by the Plan would be exempt pursuant to Rule 52(b). The Xcel Note would not satisfy the provisions of Rule 52(b)(2), if it were deemed to be an issuance of a security to an associate company. The Xcel Note will not be at an interest rate and a maturity date designed to parallel the effective cost of capital of Xcel Energy. However, on the Effective Date, NRG will no longer be a member of the Xcel Energy holding company system. Accordingly, the Xcel Note will not be issued to an associate company and is therefore exempt under Rule 52(b). Thus, SEC approval of the issuance of securities contemplated by the Plan is not required. In any event, the issuance of the new securities is reasonably adapted to the security structure of Reorganized NRG. As described above, the Plan meets the feasibility standard under the Bankruptcy Code. Based upon NRG’s projections, Reorganized NRG is expected to be able to meet its obligations under the Plan and to fund its operations. The new securities and other steps contemplated by the Plan greatly reduce the burden of debt service on the reorganized Debtors, permitting NRG’s business to return to viability. Moreover, the Plan has received the support of the Supporting Creditors.

          The acquisition of the Xcel Note by Xcel Energy is exempt under Rule 40 from the restrictions of Section 9(a) of the Act. Rule 40(a)(3) provides that Section 9(a) shall not be applicable to the acquisition, from a person other than an associate or affiliate of the acquiring company or an affiliate of an associate company, of “. . . securities received . . . as a result of any reclassification, general exchange offer or reorganization . . . “ The Xcel Note is issued pursuant to the terms of the Plan of Reorganization, at which time NRG will no longer be a subsidiary of, or an associate or affiliate of, Xcel Energy. Furthermore, Xcel Energy will acquire the Xcel Note from NRG pursuant to a reorganization — i.e., NRG’s Plan of Reorganization. There is nothing that precludes the application of Rule 40(a)(3) to a reorganization pursuant to a bankruptcy proceeding.

4.	Obligations of Xcel Energy - Sections 12(a) and (b) and Rule 45 of the Act

          Pursuant to the Tax Matters Agreement and the Employee Matters Agreement, Xcel Energy and NRG agree to indemnify each other with respect to certain obligations and liabilities specified therein. In addition, in consideration for its payment of up to $640 million, Xcel Energy is obtaining releases from the Debtors and certain of their creditors from various claims against the Xcel Entities, including claims arising under the Support Agreement and from specified causes of action, and release of the Guarantees and indemnities. Also, in consideration for its payment of the Separate Bank Settlement Payment of $112 million, Xcel Energy is obtaining releases from specified claims and causes of action from the lenders receiving such payment. The terms and conditions of the Tax Matters Agreement and the Employee Matters Agreement, while specific to the circumstances of Xcel Energy and NRG, are typical of the terms and conditions associated with divestitures of business units. Such agreements are entered into solely to facilitate the divestiture of NRG and to preserve the cost responsibility that NRG bears as a subsidiary of Xcel Energy.

          Section 12(a) of the Act makes it unlawful for a registered holding company to “borrow, or receive any extension of credit or indemnity” from one of its subsidiary companies or a public utility company in the same holding company system. Similarly, Section 12(b) of the Act makes it unlawful for any registered holding company or subsidiary thereof to, “lend or in any manner extend its credit to or indemnify” any company in the holding company system in contravention of Commission rules, regulations and orders.

          The reciprocal arrangements here at issue do not involve a proposal to “borrow, or receive any extension of credit or indemnity” within the meaning of the Act and are consistent with the standards of the Act, including Section 12(f) of the Act. These transactions are not “upstream loans[s]” and therefore are not the type of transaction that Section 12(a) was designed to prevent. When a party contractually agrees to bear responsibility for a portion of a transaction, the resulting responsibility for claims does not constitute an extension of credit and therefore does not fall within the intended ambit of Section 12(a) of the Act. The Commission has recognized that the creation of bona fide reciprocal obligations does not give rise to the extensions of credit that the Act was intended to prohibit. Mississippi Valley Generating Co. v. United States, 175 F. Supp. 505, 520-21 (Ct. Claims 1959), affirming Mississippi Valley Generating Company, Holding Co. Act Release No. 12794 (1955).

          At the time that the Tax Matters Agreement and Employee Matters Agreement become effective, NRG will no longer be a subsidiary of Xcel Energy or otherwise a part of the Xcel Energy holding company system. As a result, Section 12(a) and Section 12(b) of the Act will not be applicable. Nonetheless, Section 12(a) was imposed to prohibit “upstream loans” — loans from an operating utility to its registered holding company. It was enacted to stop “the further milking of operating companies in the interest of controlling holding-company groups.” 74th Congressional Committee on Interstate Commerce Hearings on S. 1725 at 59 (April 26-29, 1935). The legislative history of the Act indicates a concern with public utility subsidiaries and subsidiary public utility holding companies extending their credit to a holding company. Section 1(b) of the Act reflects this legislative history through its findings in subsections 1(b)(2) and 1(b)(3) of abusive transactions harmful to “subsidiary public-utility companies.” Section 1(c) of the Act, in turn directs the Commission to interpret the Act “to meet the problems and eliminate the evils” as therein enumerated. None of the purposes of the Act would be served by construing the prohibition on extensions of credit by subsidiaries of a registered holding company in favor of the holding company to prohibit the transactions here at issue. The provisions of the Plan do not “milk” the assets of the Debtors.

          The Commission considers the substance of a transaction over its form. Xcel Energy is not receiving an “extension of credit” or borrowing money raised on the credit of the Debtors. The statute on its face is focused on “loans”, “borrowing,” an “extension of credit” and the like. The payment by Xcel Energy of $752 million in the context of the settlement of the obligations of Xcel Energy to the Debtors and the potential claims of the Debtors and their creditors against the Xcel Entities was arrived at through arm’s length negotiations. Furthermore, pursuant to the Tax Matters Agreement and the Employee Matters Agreement, Xcel Energy will be indemnified for liabilities it satisfies on the Debtors’ behalf, and will indemnify the Debtors in turn. These cross-indemnities are designed to untangle the network of obligations and exposure to which Xcel Energy is subject under the present arrangements, and thus facilitate the disaffiliation of the Debtors from the Xcel Energy system.

          5.      Issuance of Common Stock by Xcel Energy pursuant to the Settlement Agreement — Sections 6(a) and 7 of the Act

          Applicants seek authorization under Section 6(a) for Xcel Energy to issue common stock as and to the extent provided in the Settlement Agreement.12

          Section 6(a) of the Act makes it unlawful for any registered holding company or any subsidiary thereof to issue any securities, except in accordance with Commission order. Section 7(d) of the Act requires the Commission, in reviewing the issuance of new securities, to consider whether the new security is reasonably adopted to the security structure of the company issuing the security and other companies in the registered holding company system. Xcel Energy respectfully submits that the authorization requested herein satisfies the applicable provisions of the Act and that no adverse findings are appropriate or necessary. The Commission should find that the proposed issuances of common stock are appropriate to the capital structure of Xcel Energy and are not detrimental to the public interest or the interest of investors or consumers.

          As of June 30, 2003, Xcel Energy’s common equity ratio was approximately 39.0%. Additionally, on a pro forma basis to give effect to the proposed issuances of common stock, Xcel Energy’s common equity ratio would increase to approximately 39.8%. See Exhibit J-2 hereto. Finally, as of June 30, 2003, the common equity ratios of each of the principal subsidiaries of Xcel Energy were in excess of 44%; and, none of such ratios will be impacted by the proposed issuance of common stock.

          6.     Rule 64

          Rule 64 provides that any application for approval of a plan of reorganization under Section 11 of the Act shall be deemed to include all applications and declarations under the Act otherwise required as to any action necessary to consummate such plan. To the extent that the transactions contemplated by the Plan are considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules and

[12]	This request is in addition to the authorization granted by the Commission in Holding Co. Act Release No. 27218 (Aug. 22, 2000) and Holding Co. Act Release No. 27533 (May 30, 2002).

regulations not specifically referenced above, Applicants request authorization, approval or exemption pursuant to Rule 64.

C.	Analysis under the Act

          1.     NRG

          The Plan and related transactions are reasonable and in the best interests of the investors in the NRG Applicants and of the investors of Xcel Energy. The NRG Applicants are currently unable to make the payments required under the existing debt instruments. Under the Plan and related transactions, the NRG Applicants will be permitted to implement a business plan that presents the opportunity for continued operations. By reducing costs, reconfiguring operations and converting existing debt into equity, the NRG Applicants have a better opportunity to generate cash for payment when due of its restructured debt and for distribution on equity.13 Furthermore, with the cancellation of Xcel Energy’s equity interest in NRG, the NRG Applicants may operate free of the regulatory constraints imposed by the Act. Based upon an analysis contained in the Disclosure Statement (see Section XII., pages 108-109), the Debtors believe that holders of claims will receive greater value as of the Effective Date under the Plan than such holders would receive in a liquidation under chapter 7 of the Bankruptcy Code.14 Thus, creditors of NRG can potentially experience significantly better recovery under the Plan than under liquidation. In addition, the creditors will obtain the entire equity ownership of NRG, thus enhancing their ability to affect management of the Debtors.

          2.     Xcel Energy

          The Settlement Agreement and the Plan are fair to Xcel Energy and the investors in Xcel Energy. Implementation of the Plan will simplify Xcel Energy’s holding company structure, free Xcel Energy’s management from significant commitments of time to the Debtors’ affairs, and eliminate or minimize the burden upon Xcel Energy of a number of significant contingent liabilities. Xcel Energy as an investor in NRG has devoted significant resources and time to the enterprise during the course of its investment, which level of commitment can be radically reduced, and soon eliminated, upon successful implementation of the Plan. Xcel Energy’s contingent risk exposure is reduced under the Plan. The Plan provides that on the Effective Date all guaranties, equity contribution obligations, indemnification obligations, arrangements whereby Xcel Energy has posted cash collateral15, and all other credit support

[13]	The consolidated cash flow statement of NRG included in the Projections (Exhibit C to the Disclosure Statement) shows that for the five years following implementation of the Plan, NRG is projected to have sufficient cash flow to pay in full debt service on its outstanding debt, to pay dividends on its common stock and yet maintain cash on hand in excess of $390 million.

[14]	As described in the Disclosure Statement (see Section VI.B.2., pages 63-68), the estimated percentage recovery of the unsecured creditors of NRG under the Plan is 50.7% The Liquidation Analysis attached as Exhibit B to the Disclosure Statement estimated that recovery by NRG’s unsecured creditors upon a liquidation of NRG would be between 19.7% to 24.8% of the estimated amount of the claims.

[15]	As of August 31, 2003, the amount of cash collateral posted by Xcel Energy in support of the obligations of NRG and its subsidiaries totaled approximately $0.5 million. Pursuant to the terms of the Settlement obligations with respect to NRG and/or its subsidiaries will either be terminated or Xcel Energy and NRG shall enter into other satisfactory arrangements with respect to such obligations (with Xcel Energy having no further liability for such obligations or arrangements) and all cash collateral posted by Xcel Energy will be returned to Xcel Energy on the Effective Date. In addition, the Plan provides for the release of Xcel Energy from its obligations to provide up to $300 million to NRG pursuant to the Support Agreement and the release of Xcel Energy by the Debtors, their affiliates, the Supporting Creditors and certain other creditors, as described above, from specified claims and causes of action.16

          The process of reducing Xcel Energy’s exposures arising from its various roles has been a continuous one that has evolved through negotiations with NRG, the Ad Hoc Creditors Committees and others. Xcel Energy has sought to reduce potential claims upon, and liabilities of, Xcel Energy and the Xcel Entities based upon their respective roles as stockholder, potential financier, guarantor, indemnitor, contract party, etc. of the Debtors. Xcel Energy’s ability to transition out of its historical roles and remove its credit exposure to the bankrupt entities is conditioned upon compliance by Xcel Energy with the obligations contemplated by the Plan and the Settlement Agreement.

          The obligations of Xcel Energy under the Settlement Agreement and the Plan provide a means of transitioning Xcel Energy out of the prior, much more expansive obligations and exposures. Pursuant to the Support Agreement, Xcel Energy committed to invest up to $300 million into NRG under certain circumstances. Xcel Energy has not made any payments under the Support Agreement. Absent the Settlement Agreement, Xcel Energy believes that NRG and/or its creditors would seek to compel Xcel Energy to fully fund its $300 million obligation under the Support Agreement. In addition, Xcel Energy may be required to honor its obligations under guarantees to NRG affiliates, which aggregated approximately $108 million (face amount) as of July 31, 2003.17 In addition, following Xcel Energy’s acquisition of the public shares of NRG in June 2002, Xcel Energy took no steps to re-include NRG or its subsidiaries in Xcel Energy’s consolidated federal income tax returns. Absent the Settlement Agreement, Xcel Energy expects that NRG and its creditors would argue that Xcel Energy must

Agreement, such cash collateral shall be returned to Xcel Energy as soon as practicable. It is expected that such cash collateral will be returned to Xcel Energy on or prior to the Effective Date.

[16]	In addition to releasing Xcel Energy from any and all claims of NRG and/or NRG’s creditors with respect to Xcel Energy’s funding obligations, if any, under the Support Agreement, the Settlement Agreement resolves certain other disputes between Xcel Energy and NRG and/or holders of claims against NRG and its subsidiaries, including various disputes relating to tax matters, service agreements and claims allegedly held by NRG and its creditors against Xcel Energy for fraudulent transfers, breaches of fiduciary duty, illegal dividends paid by NRG to Xcel Energy, veil piercing or alter ego claims, unjust enrichment, fraud, misrepresentation and violations of state and federal securities laws. Xcel Energy vigorously denies (x) that it has any liability to NRG or its creditors under the Support Agreement, (y) that it has any liability to NRG relating to tax matters and service agreements, and (z) that it has any liability to NRG or any creditor of NRG or its subsidiaries in such creditor’s capacity as such.

[17]	As noted above, the Settlement Agreement provides for Xcel Energy’s obligations under these guarantees to be terminated or other arrangements made such that Xcel Energy would have no further liability under such guarantees.

consolidate NRG and its subsidiaries for federal income tax purposes. If such argument were successful, the tax benefits to Xcel Energy relating to the worthless stock deduction, of approximately $811 million would not be realized by Xcel Energy. Furthermore, such amount, or perhaps a larger amount, would be owed by Xcel Energy to NRG and its subsidiaries under the Tax Allocation Agreement.

          Another significant benefit to Xcel Energy and, indirectly, to the Utility Subsidiaries of the Settlement Agreement and the Plan is the reduction of the uncertainty regarding Xcel Energy’s exposure to NRG and its creditors. Absent an agreement, Xcel Energy faced the almost certain prospect of protracted litigation from NRG creditors seeking billions of dollars from Xcel Energy based on attempts to pierce the corporate veil between Xcel Energy and NRG or to substantively consolidate Xcel Energy with NRG. Furthermore, the failure to reach a settlement or further delay would likely have resulted in a credit downgrade at Xcel Energy and, collaterally, at the Utility Subsidiaries.18 Xcel Energy also believes that the settlement evidenced by the Settlement Agreement and the Plan has affected positively the price of its common stock and its access to the capital markets.

          In addition, the consummation of the Settlement Agreement and emergence of NRG from bankruptcy will significantly enhance Xcel Energy’s financial position. Until NRG’s filing for bankruptcy on May 14, 2003, NRG was consolidated on the financial statements of Xcel Energy. As a result, charges and losses incurred by NRG prior to May 14, 2003 were reflected in their entirety on the financial statements of Xcel Energy, thereby reducing the consolidated retained earnings of Xcel Energy. As of May 14, 2003, Xcel Energy had recognized NRG losses to the point where they exceeded the investment made in NRG to date by $867 million, $115 million more than Xcel Energy’s financial commitment to NRG under the settlement agreement of $752 million. Upon the bankruptcy filing by NRG, Xcel Energy ceased showing NRG as a consolidated subsidiary and began accounting for NRG on the equity method on its financial statements. Under the equity method, Xcel Energy is limited in the amount of NRG’s losses subsequent to the bankruptcy date that it must record. These limitations provide for loss recognition until Xcel Energy’s investment is written off to zero, and then to continue if financial commitments exist beyond amounts already invested. Since at the time of NRG’s bankruptcy filing Xcel Energy’s negative investment in NRG of $867 million was greater than its financial commitment to NRG of $752 million, Xcel Energy will not be required to record any additional NRG losses. The NRG losses recognized in excess of the financial commitment to

[18]	The current ratings of Xcel Energy and the Utility Subsidiaries are shown on Exhibit L hereto. As noted thereon, the securities of Xcel Energy (other than the preferred stock of Xcel Energy) are rated investment grade. Furthermore, the securities of the Utility Subsidiaries that are rated are rated investment grade. Following the downgrade of NRG to below investment grade in July 2002, Xcel Energy and the Utility Subsidiaries were downgraded and placed on credit watch negative. Following the announcement of the tentative settlement agreement among Xcel Energy, NRG and NRG’s creditors, Xcel Energy and the Utility Subsidiaries were removed from credit watch negative. The ratings of Xcel Energy and the Utility Subsidiary are currently modified by “stable outlook” by Moody’s and “credit watch positive” by Standard & Poor’s.

NRG (i.e., $115 million) will be reversed and recognized as a non-cash gain upon NRG’s emergence from bankruptcy.19

          Also, Xcel Energy will realize tax benefits of approximately $275.9 million associated with Xcel Energy’s settlement with NRG. Such tax benefits will be accrued at the time such benefits are considered likely to be realized in the foreseeable future. Xcel Energy’s obligations under the settlement are subject to approval of the settlement by holders of at least 85% of the general unsecured claims held by NRG’s creditors. It is expected that such approval will occur in the fourth quarter of 2003. Receipt of such approval will provide sufficient likelihood of realization of tax benefits to support the accrual of the $275.9 million, which is in addition to the $811 million of tax benefits previously accrued by Xcel Energy.

          The Plan, and the related transactions, provide the best opportunity for each of the stakeholders to obtain value, and/or limit exposure, under the circumstances.

D.	Rule 54 Analysis

          Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied.

          Xcel Energy does not satisfy the requirements of Rule 53(a)(1). In Holding Co. Act Release No. 27494 (March 7, 2002) (the “100% Order”), the Commission authorized Xcel Energy to invest up to 100% of its consolidated retained earnings, as defined in Rule 53, in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). As of June 30, 2002, Xcel Energy’s “aggregate investment,” as defined in Rule 53(a)(l), was $2,406 million20. Xcel Energy’s consolidated retained earnings, as

[19]	NRG’s Other Comprehensive Income (OCI) and the proposed write-off of intercompany accounts receivable upon effectiveness of the settlement are not included in computing the loss limitation of $752 million. Upon divestiture of ownership of NRG, OCI and the write-off of the intercompany accounts receivable will be effectively reversed through a reduction in the negative investment of Xcel Energy in NRG. Upon divestiture of NRG post-bankruptcy, Xcel Energy must re-classify NRG’s OCI of $56 million (as of June 30, 2003) from its equity by increasing equity by the $56 million and increasing its investment in NRG. The increase in the investment in NRG results in a reduction in the negative investment in NRG from $959 million to $903 million. Also, upon divestiture of NRG post-bankruptcy, Xcel Energy will write-off the intercompany accounts receivable from NRG. This is projected to increase Xcel Energy’s investment in NRG by $43 million. The increase in the investment in NRG results in a reduction in the negative investment in NRG from $903 million (referenced above) to $860 million. The reclassification of OCI and the intercompany accounts receivable will have no impact on retained earnings, but will increase capitalization by the amount of the OCI ($56 million).

[20]	For purposes of these calculations, Xcel Energy’s investment in NRG has been included as an investment in EWGs and FUCOs, even though NRG itself is not qualified as an EWG or FUCO, but rather serves as an intermediate holding company for EWG, FUCO and Rule 58 energy-related businesses.

defined in Rule 53, at June 30, 2002, was $2,521.0 million. These investments by Xcel Energy were made in compliance with the 100% Order.

          Xcel Energy has made no additional investment in any EWGs or FUCOs since June 30, 2002. However, during the third quarter of 2002, Xcel Energy International Inc. sold its interest in Yorkshire Power Group Limited. As a result, Xcel Energy’s aggregate investment in EWGs and FUCOs was reduced by approximately $36.9 million.

          As a result of a significant loss in respect of impairment charges recorded by NRG in 2002, the consolidated retained earnings of Xcel Energy have been reduced by more than $2.6 billion. Thus, at this time, Xcel Energy has no capacity to make any additional investments in EWGs and FUCOs, without further authorization from the Commission.

          Xcel Energy currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Xcel Energy system’s domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions.

          The circumstances described in 53(b)(1) have occurred. NRG filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code on the Petition Date. The book value of NRG’s assets exceed 10 percent of the consolidated retained earnings of Xcel Energy.

          The circumstances described in Rule 53(b)(2) have occurred. Xcel Energy’s retained earnings declined by more than $2.6 billion during the twelve months ended December 31, 2002 from impairment charges recorded at NRG and declined an additional $143.6 million during the six months ended June 30, 2003 from additional impairment charges and other losses at NRG. The average consolidated retained earnings of Xcel Energy for the four quarterly periods ended June 30, 2003 was approximately $537,000, or a decrease of over 99.9% from the average of Xcel Energy’s consolidated retained earnings for the four quarterly periods ended June 30, 2002 of $2.5 billion. In addition, Xcel Energy’s “aggregate investment” in EWGs and FUCOs as of June 30, 2003 of $2.366 billion exceeded 2% of the total capital invested in utility operations.

          The circumstances described in Rule 53(b)(3) have also occurred. For calendar year 2002 Xcel Energy reported operating losses attributable to its investment in NRG, which in turn has investments in exempt wholesale generators and foreign utility companies, which exceed an amount equal to 5% of consolidated retained earnings. NRG reported an operating loss (after tax) of approximately $3.5 billion for 2002. This amount is over 250% of the consolidated retained earnings (as defined in Rule 53(a)(1)) of Xcel Energy for the four quarters ended December 31, 2002 of $1,297.5 million.

          Xcel Energy respectfully submits that the requirements of Rule 53(c) are met. Through this Application, Xcel Energy requests Commission approval of the Plan and the transactions contemplated thereby as discussed herein. Xcel Energy believes that the requested authorization will not have a substantial adverse impact upon the financial integrity of Xcel Energy and the Utility Subsidiaries. As shown by Exhibit J-1, Xcel Energy has sufficient liquidity to fund the $752 million payable by Xcel Energy under the Settlement Agreement and the Plan. Moreover, as explained previously, the proposed transactions will enhance the financial integrity of Xcel Energy and the Utility Subsidiaries by, among other things, reducing the uncertainty over Xcel Energy’s exposure to NRG and its creditors.

          On a pro forma basis, after giving effect to the divestiture of NRG and the payments required by Xcel Energy if the Plan is implemented, Xcel Energy’s common equity ratio as of June 30, 2003, is over 39%. No further material impact on the consolidated capitalization of Xcel Energy is expected as a result of the proposed bankruptcy settlement.

          Moreover, the Utility Subsidiaries and their customers will not be adversely impacted by the requested relief. The ratio of common equity to total capitalization of each of the public utility subsidiaries will continue to be maintained at not less than 30%. In fact, the common equity ratios of the primary public utility subsidiaries, NSP-M, NSP-W, SPS and PSCo, are each in excess of 44% as of March 31, 2003. Furthermore, the common equity ratios of the primary public utility subsidiaries will not be effected by the proposed transactions. In addition, each of the public utilities is subject to regulation by state commissions that are able to protect utility customers within their respective states.

          Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Xcel Energy has an ownership interest upon the Xcel Energy system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application. The action requested in this Application would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Xcel Energy’s EWGs and FUCOs, have a material adverse effect on the financial integrity of the Xcel Energy system, or an adverse impact on Xcel Energy’s public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

ITEM 4.     Regulatory Approval

          Various subsidiaries of NRG are “public utilities” within the meaning of the Federal Power Act. Thus, the change of ownership of NRG and resulting indirect change in the ownership of such subsidiaries could require the approval of the Federal Energy Regulatory Commission (the “FERC”). Application for a change in the ownership of NRG has been submitted to the FERC under Section 203 of the Federal Power Act. Aside from authorization of the FERC, to Applicants’ knowledge, no other state or federal regulatory authorization is necessary in order to implement the transactions contemplated by the Plan.

          The Bankruptcy Court has jurisdiction over the Debtors and the Plan. Approval of the Bankruptcy Court is being sought for the Plan and the Disclosure Statement.

ITEM 5.     Procedure

          The Debtors hereby request that the Commission publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable. A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit H.

To the extent required, the Debtors respectfully request the Commission’s approval, pursuant to this Application, of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Item 3 above or otherwise. It is further requested that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date but in no event not later than August 29, 2003. Additionally, the Debtors (i) request that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consent to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission’s decision, and (iii) waive the 30-day waiting period between the issuance of the Commission’s order and the date on which it is to become effective, since it is desired that the Commission’s order, when issued, become effective immediately.

ITEM 6.     Exhibits and Financial Statements

          A.     Exhibits

Exhibit No.	Description of Document

B-1	Plan (Revised)

B-2	Disclosure Statement (Revised)

B-3	Plan Support Agreement (Incorporated by reference to Exhibit 10.1 of Xcel Energy’s Form 10-Q for the quarter ended March 31, 2003, File No. 1-3034)

B-4	Form of Tax Matters Agreement

B-5	Form of Employee Matters Agreement

B-6	Form of Settlement Agreement

B-7	Form of Release-Based Amount Agreement

B-8	Form of Separate Bank Settlement Group Release Agreement

F-1	Preliminary Opinion of Counsel to NRG (previously filed)

F-2	Preliminary Opinion of Counsel to Xcel Energy (previously filed)

F-3	Past-Tense Opinion of Counsel to NRG (to be filed by amendment)

F-4	Past-Tense Opinion of Counsel to Xcel Energy (to be filed by amendment)

H	Form of Notice (Previously filed)

I-1	Estimate of Fees and Expenses of NRG

Exhibit No.	Description of Document

I-2	Estimate of Fees and Expenses of Xcel Energy

J-1	Xcel Energy Inc. – Forecast Retained Earnings (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

J-2	Xcel Energy Inc. – Forecasted Cash Flows (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

J-3	Xcel Energy Inc. – Forecasted Capitalization (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

J-4	Xcel Energy Inc. – Assumptions used in Preparation of Forecasted Financial Information (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

K	Capitalization Table of Xcel Energy (Revised)

L	Credit Ratings of Xcel Energy and the Utility Subsidiaries

          B.     Financial Statements

Exhibit No.	Description of Document

1.1	Consolidated Balance Sheets of NRG and its subsidiaries as of December 31, 2002 (Incorporated by reference to NRG’s Form 10-K for the year ended December 31, 2002, File No. 1-15891)

1.2	Consolidated Income Statements of NRG and its subsidiaries for the year ended December 31, 2002 (Incorporated by reference to NRG’s Form 10-K for the year ended December 31, 2002, File No. 1-15891)

1.3	Consolidated Balance Sheets of NRG and its subsidiaries as of June 30, 2003 (Incorporated by reference to NRG’s Form 10-Q for the quarter ended June 30, 2003, File No. 1-15891)

1.4	Consolidated Income Statements of NRG and its subsidiaries for the quarter ended June 30, 2003 (Incorporated by reference to NRG’s Form 10-Q for the quarter ended June 30, 2003, File No. 1-15891)

Exhibit No.	Description of Document

2.1	Consolidated Balance Sheet of Xcel Energy Inc. and its subsidiaries at December 31, 2002. (Incorporated by reference to Xcel Energy’s Form 10-K for the year ended December 31, 2002, File No. 1-3034)

2.2	Consolidated Statements of Income and Cash Flows of Xcel Energy and its subsidiaries for the year ended December 31, 2002. (Incorporated by reference to Xcel Energy’s Form 10-K for the year ended December 31, 2002, File No. 1-3034)

2.3	Consolidated Balance Sheet of Xcel Energy Inc. and its subsidiaries at June 30, 2003. (Incorporated by reference to Xcel Energy’s Form 10-Q for the quarter ended June 30, 2003, File No. 1-3034)

2.4	Consolidated Statements of Income and Cash Flows of Xcel Energy and its subsidiaries for the quarter ended June 30, 2003. (Incorporated by reference to Xcel Energy’s Form 10-Q for the quarter ended June 30, 2003, File No. 1-3034)

ITEM 7.     Information as to Environmental Effects

          The issuance of an order by the Commission with respect to the proposed transactions will not constitute a major federal action significantly affecting the quality of the human environment.

          No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicant has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 30, 2003

Xcel Energy Inc.		NRG Energy, Inc.

By:	/s/ Gary R. Johnson	By:	/s/ Scott J. Davido

	Gary R. Johnson		Scott J. Davido
Vice President and General Counsel		Senior Vice President and General Counsel
NRG Power Marketing, Inc.

		By:	/s/ Scott J. Davido

Scott J. Davido
Vice President and Secretary